



SECRETARIAL PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C.
179
SECTION

SECU[...]MMISSION

05040869

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Higgins Capital Management, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2223 Avenue De La Playa, Suite 210
(No. and Street)

La Jolla, (City) California (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond L. Higgins 858-459-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond L. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Higgins Capital Management, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public


ELOISE D. RANDAZZO
Commission # 1347769
Notary Public - California
San Diego County
My Comm. Expires Mar 22, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

1 (Date) day of March (Month), 2005 (Year), by

(1) Raymond L Higgins (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Eloise D Randazzo
Signature of Notary Public



ELOISE D. RANDAZZO
Commission # 1347769
Notary Public - California
San Diego County
My Comm. Expires Mar 22, 2006

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

HIGGINS CAPITAL MANAGEMENT, INC.

2223 AVENIDA DE LA PLAYA, SUITE 210

LA JOLLA, CALIFORNIA 92037

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

I have audited the accompanying statement of financial condition of Higgins Capital Management, Inc., as of December 31, 2004 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Higgins Capital Management, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Higgins Capital Management, Inc. as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.



George Brenner, C.P.A.

Los Angeles, California
February 1, 2005

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash in Bank		$ 43,745
Commissions Receivable		28,878
Clearing Broker's Deposit		25,000
Securities		74,416
Automobile, net of depreciation $17,810		9,504
Deposits - Lease		1,630
Demand Note - Stockholders		47,500
Total Assets		$230,673

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable		$ 5,673
Income Tax Payable		10,355
Pension Fund - Payable		25,000
Total Liabilities		41,028
Commitments		--
Stockholders' Equity		
Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share	$10,000	
Paid-in-Capital	17,875	
Retained Earnings	161,770	
Total Stockholders' Equity		$189,645
Total Liabilities and Stockholders' Equity		$230,673

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenue:	
Commissions	$ 395,501
Realized Gains	14,996
Unrealized Gains	3,738
Other	2,456
	416,691
Pension Plan	25,000
Operating Expenses (Schedule Page 11)	380,444
	405,444
Profit Before Income Taxes	11,247
Taxes on Income	9,500
Net Profit	$ 1,747

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance January 1, 2004	10,000	$10,000	$17,875	$160,023	$187,898
Net Income				1,747	1,747
Balance Due December 31, 2004	10,000	$10,000	$17,875	$161,770	$189,645

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operations:	
Net Income	$ 1,747
Add: Depreciation Expense	2,950
Deduct: Unrealized Depreciation	(3,738)
	959
Clearing Broker's Deposit	27,622
Commissions Receivable	30,380
Accounts Payable	139
Accrued Income Taxes	9,500
Pension Payable	(25,500)
Securities	(67,843)
Cash Flows from Operations	(24,743)
Acquisition Activities	--
Investing Activities	--
Decrease in Cash	(24,743)
Cash in Bank, beginning	68,488
Cash in Bank, ending	$ 43,745
Supplemental Data:	
Interest Paid	$ --
Income Taxes Paid	$ 5,000

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - PRESENTATION

Higgins Capital Management, Inc., the Company, was incorporated June 24, 1996 and approved as a broker-dealer by the NASD on February 18, 1997.

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with RBC Dain Rauscher. The Company's deposits are as follows:

Securities	$48,067
Cash	27,639
Mark to Market	(1,290)
	$74,416

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2003, the Company had a net capital of $119,865 and a net capital requirement of $25,000. The Company's percentage of aggregate indebtedness to net capital was 34%.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the cash basis. The provision for taxes is comprised as follows:

Federal Current	$ 3,000
State Current	1,500
Deferred Tax	5,000
	$ 9,500

NOTE 8 – COMMITMENTS

The Company's lease expired March 31, 2004 and a new lease was executed. Future lease payments are:

2005	$21,341
2006	21,807
2007	22,458
2008	23,129
2009	5,824
	$94,559

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C-3

Higgins Capital Management, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Higgins Capital Management, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 189,645
Less: Haircuts	(12,436)
Less: Excludable Assets - Page 9	(57,344)
NET CAPITAL	$ 119,865

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 2,737
Minimum dollar net capital required	$ 25,000
Net Capital required greater of above amounts	$ 25,000
EXCESS CAPITAL	$ 94,865
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$115,762

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$ 41,028
Percentage of aggregate indebtedness to net capital	34%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

See Accompanying Notes to Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1

DECEMBER 31, 2004

SCHEDULE FOR EXCLUDABLE ASSETS

Automobile	$ 9,504
Deposit - Lease	1,630
Demand Note - Receivable	47,500
Unrealized Depreciation	(1,290)
	$ 57,344

HAIRCUTS

Equity Securities – 15% x $48,067		$ 7,210
Undue Concentration:		
Equities	$48,067	
Net Capital before Haircuts -- $132,301		
x 10%	13,201	
	34,866	
x 15%		5,226
		$ 12,436

RECONCILIATION

The following is a reconciliation, as of December 31, 2004 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited	$ 155,052
Pension Plan Adjustment	(25,000)
Income Tax Adjustment	(9,500)
Payroll Tax Liability	(168)
Haircut Increase	(520)
Audited	$ 119,865

See Accompanying Notes to the Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
February 1, 2005

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2004

Automobile	$ 27,007
Depreciation	2,950
Dues and Subscriptions	1,228
Equipment Lease	26,119
Information Technology	3,998
Insurance	13,302
Interest Expense	230
Legal & Professional	7,186
Licenses and Fees	85
Marketing	22,940
Medical Pay Plan	12,505
NASD Expenses	2,892
Office Expense	24,811
Payroll Expenses	172,603
Professional Fees	1,350
Rent	26,908
Taxes	378
Telecommunications	18,223
Travel and Entertainment	15,729
Total Operating Expenses	$380,444

See Accompanying Notes to the Financial Statements

PART II

HIGGINS CAPITAL MANAGEMENT, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

In planning and performing my audit of the financial statements of Higgins Capital Management, Inc. for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
February 1, 2005